May 28, 2021 Folake Ayoola Senior Counsel United States Securities and Exchange Commission 100 F Street NE Washington DC 20549-1004

Mayer Brown LLP

1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500

F: +1 212 262 1910

mayerbrown.com

Anna T. Pinedo

T: +1 212 506 2275

F: +1 212 849 5767

APinedo@mayerbrown.com

Re:	Outbrain Inc. Draft Registration Statement on Form S-1 Submitted April 21, 2021 CIK No. 000145938

Dear Ms. Ayoola:

We are responding to the comment letter issued to our client, Outbrain Inc. (the “Company”) on May 18, 2021, in connection with the above-referenced draft registration statement on Form S-1 and concurrently submitting to the Securities and Exchange Commission (the “Commission”) for the Staff’s review a confidential amendment the (“Amendment”) responding to the comments as well as including financial information for the quarter ended March 31, 2021.

Below, we have repeated for convenience the comments contained in the Staff’s comment letter in bold-face type, and the responses to the comments.

Draft Registration Statement on Form S-1 submitted April 21, 2021

Summary, page 1

1.	Please revise the titles in this section and throughout your filing of “Revenue Ex-TAC” and Adjusted “EBITDA as % of Revenue Ex-TAC” to reflect their nature as being more akin to gross profit.

The term “Revenue Ex-TAC” is used by peer companies in the sector as well as by equity research analysts, institutional investors and others familiar with the sector. The Company provides an explanation under “Selected Consolidated Financial and Other Data” of this non-GAAP financial measure, detailing the calculation of the measure, which the Company believes is clear. As detailed on page 46, Revenue Ex-TAC is a relatively simple calculation off the face of the income statement that subtracts traffic acquisition costs from revenue, or stated differently, reduces revenue by amounts owed to the Company’s media partners. So, it is related to revenue and the Company does not believe that it would be misleading to a potential investor in any way to reference “revenue” in the title of the metric given that the calculation begins with a subtraction of certain costs from revenue. In fact, conceptually, for the average investor subtracting out traffic acquisition costs provides a simple framework for understanding the measure. In the Company’s MD&A, under “Definitions of Financial and Performance Measures,” the Company provides an explanation for “traffic acquisition costs.” In the Company’s view, this helps ground a potential investor’s understanding of the concept in a much more comprehensible way than referencing “gross profit” in the name of the metric, especially since the traffic acquisition costs are derived directly from revenue.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 2

The Company has also provided in “Selected Consolidated Financial and Other Data” a reconciliation to gross profit, which is noted in the comment, as the Company understands that a reconciliation to revenue would not be appropriate based on applicable Staff guidance; however, this does not mean that Revenue Ex-TAC is more akin to gross profit such that it ought to be renamed.

While the Company understands that the Staff would like the measure renamed in order to incorporate “gross profit” in the title in order to avoid the potential for confusion, the Company respectfully notes that the name “Revenue ex-TAC” is the most widely used name for this metric in the industry. Some of the Company’s public company peers, that report based on this metric include Viant, Criteo and Magnite.1

Further, and without overstating the point, from our brief discussions with the accounting examiner, we understand that this topic has been the subject of much consideration within the Staff, and we understand that other issuers in the same industry sector that filed their recent registration statements using this metric, Revenue Ex-TAC, have now changed the name ascribed to this metric. We note that in each of the two issuers filings which are now publicly available the name has been changed to a different term (one calls it “contribution Ex-TAC” and the other calls it “Ex-Tac Gross Profit”) —making comparability potentially more difficult for investors. Generally, this has the tendency to result in more confusion. In particular, the Company finds the name “Ex-Tac Gross Profit” to be confusing because, by definition, gross profit already excludes traffic acquisition costs.

There is a fairly uniform approach to the calculation and naming of the measure, which we believe increases its usefulness. One might analogize it, in a different industry, the REIT industry, to FFO—a well-understood metric, which is calculated and referred to in a similar manner by companies in that sector and reported on by industry equity research analysts.

The Company respectfully requests the opportunity for a brief discussion with the Staff to understand the Staff’s views regarding this comment in order to discuss these with its audit committee and board of directors given the prevalence industrywide of the term.

1 Links to the respective filings: Viant (link: https://www.sec.gov/Archives/edgar/data/0001828791/000156459021027966/dsp-10q_20210331.htm); Criteo (link: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001576427/000157642721000042/crto-20210331.htm); and Magnite (link: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001595974/000159597421000026/mgni-20210510.htm).

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 3

2.	You highlight some of your key media partners including Asahi Shimbun, CNN, Der Spiegel, Le Monde, MSN, Sky News and Sky Sports, and The Washington Post. Please explain the significance of these customers by clarifying the amount of revenue accounted for by these media partners. We note that two of your largest media partners each accounted for approximately 10% of your revenues in 2019 and 2020.

The Company has added explanatory language, which indicates that the Company has identified these media partners as “key media partners” because of the longevity of the Company’s relationship with these partners and the fact that each of these is a significant media partner for the Company in its geography. The criterion for identification was not solely revenue-based. The Company has also revised this disclosure to remove The Washington Post.

Industry Data, page 6

3.	We note that certain disclosures are attributed to third-party sources, such as eMarketer and IAB. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

The third-party sources, such as eMarketer and IAB, were not commissioned for or by the Company. The market information cited in these studies is available generally to the public, although some of the information was sorted using the Company’s subscription. The Company is not citing these data providers as experts but rather referencing the studies for context on the industry. As a result, no consent is required to be filed as an exhibit to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 48

4.	You state that in 2020, you provided personalized content feeds and ads to approximately 1 billion monthly unique users, delivering on average over 10 billion recommendations per day, with over 20,000 advertisers using your platform. You further state that in the fourth quarter of 2020, your platform powered an average of over 100,000 ad campaigns per day and generated an average of $2.7 million in daily ad spend. Please tell us whether you consider monthly unique users, the number of recommendations per day, advertisers using your platform, the number of ad campaigns per day and the average daily ad spend to be key business metrics that management uses to manage the business. We refer you to Section III.B of SEC Release 33-8350.

The Company has reviewed SEC Release 33-8350. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) presents, in the Company’s view, the “key variables and other factors that management uses to manage the business that would be material to investors.” These factors are presented under the subheading “Factors Affecting Our Business.”

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 4

In the Registration Statement, the Company has provided high-level information regarding the number of monthly unique users, the number of recommendations per day, the number of advertisers using the Company’s platform, the number of ad campaigns per day and the average daily ad spend to provide context regarding the scale and reach of its network. The Company has included this high-level data because it believes that it contributes to a prospective investor’s understanding of the size and scale of the Company’s business, the scope of, and volume of, its activities, and the volume of traffic supported by the Company’s technology platform. However, these data points, whether considered alone or in the aggregate, do not currently constitute a key indicator of, or key indicators of, the Company’s financial condition or operating performance. The metrics that management uses to manage the business are those noted in the Results of Operations section of the MD&A, including the identified non-GAAP financial measures.

Results of Operations, page 54

5.	We note that for advertising campaigns priced on a cost-per-click basis, you bill your marketers and recognize revenue when a user clicks on an advertisement you deliver, and for campaigns priced on a cost-per-impression basis, you bill your marketers and recognize revenue based on the number of times an advertisement is displayed to a user. Please tell us your consideration of disclosing the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company focuses principally on revenue and revenue ex-TAC, both of which are influenced by user engagement as discussed in the MD&A section. In the Amendment, the Company has included a letter from its founders, which, among other things, helps explain the Company’s focus on user engagement.

As discussed on page 71, the Company strives to grow its advertising business by focusing on user engagement in order to improve ROAS, not by focusing on price per engagement. This is discussed as well under “Business—Our Industry—Performance and ROAS are becoming increasingly important to advertisers,” and as a key growth strategy on page 78.

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 5

In conclusion, the Company does not believe that price and volume disclosures, such as the number of clicks or impressions and revenue per click or per impression, are key performance indicators, nor are changes in these important trends to analyze in MD&A.

6.	Please quantify the impact on revenues attributable to existing advertisers and new advertisers for each period presented, or explain why you do not believe this information is important to investors. Additionally, in the business section, please discuss the material terms of your agreement with advertisers to the extent material.

Unlike its relationships with media partners, which generally are long-term and evidenced by written agreements, the Company generally does not have long-term written agreements with advertisers nor are the Company’s relationships with advertisers exclusive. In addition, advertiser spend is not necessarily constant across a period (“always on”) but instead can vary period-to-period. Spend patterns are unique to each advertiser and can vary based on a plethora of factors, including but not limited to seasonality, marketing plans and budgets, recurring or non-recurring events (e.g., elections, Olympics). The irregular spending patterns can make the definition of “existing advertisers” or “new advertisers” in a given period misleading. As a result, the Company does not currently believe this information would be meaningful to investors.

The Company does not have any agreement with any individual advertiser that is material to its business. Its advertiser arrangements are entered into in the ordinary course of business, and each advertiser may determine for itself the price, budget and length of term of the arrangements.

Critical Accounting Policies and Estimates, page 61

7.	Please revise your disclosures in this section to explain the methods that management uses to determine the fair value of the common stock and the nature of the material assumptions involved. Your revised disclosure should explain the extent to which the estimates are considered highly complex and subjective. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

The Company has revised the disclosure on page 64 to add the Critical Accounting Policy relating to stock-based compensation and valuation of common stock.

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 6

8.	Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

For the Staff’s consideration, the Company is supplementally providing the following breakdown of stock-based compensation awards made during 2020 as well as 2021 to date:

Date of Grant	RSU Awards Granted	Stock Options Granted	Total Granted	Fair Value Per Share
May 20, 2020	65,650	-	65,650	$6.44
August 20, 2020	9,250	-	9,250	$6.44
October 20, 2020	80,525	-	80,525	$6.44
December 24, 2020	2,542,500	1,803,750	4,346,250	$6.44
April 20, 2021	247,450	-	247,450	$7.25

The Company has not experienced significant fluctuations in the fair value of its common stock used to value equity awards from period to period and has not adjusted the methodologies used to value its equity. The fair values of the Company’s equity awards were determined by the board of directors based on the most recent third-party valuations performed as of December 31, 2019 and December 31, 2020.

Business, page 64

9.	You state that, in 2020 and 2019, each of your two largest media partners accounted for approximately 10% of your revenues. Please disclose the material terms of your agreements with these media partners, including, but not limited to, the identity of the media partners, terms and termination provisions, and any minimum payments. We note that you offer media partner contracts with guaranteed minimum rates of payments. To the extent the guarantees have materially impacted your revenue or Revenue ex-TAC in the reported periods, please revise to quantify such impact. In addition, ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to media partners or media owners, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results.

Agreements with two largest media partners

The Company believes that the agreements it enters into with media partners are made in the ordinary course of its business. Regulation S-K Item 601 provides that a contract “will be deemed to have been made in the ordinary course of business” if “the contract is such as ordinarily accompanies the kind of business conducted by the [reporting company] and its subsidiaries.” As discussed in the Registration Statement, the Company has over 4,000 media partners. From year to year, however, a different media partner may account for a significant percentage of the Company’s revenues. The Company is not substantially dependent on its relationship with either of the two media partners that accounted for approximately 10% of its revenues in 2020 or 2019, and although these are longstanding and valued relationships, the Company believes that, given its growth profile, it could replace these relationships over time.

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 7

Minimum guaranteed payments

We enter into revenue share arrangements and guarantee arrangements with media owners in the ordinary course of business. The arrangement type is selected by the media owner partner. When we model out the deal arrangements prior to entering into these agreements, we take under consideration the net profitability of the arrangement, whether it is a revenue share or a guarantee arrangement, and our profit expectations. Traffic acquisition costs that were incrementally paid to our media partners due to the presence of guarantee arrangements with media partners represented less than 5% of our revenue and less than 6% of our traffic acquisition costs for all periods presented in the Amendment, and are therefore not material. To the extent that any changes made in our arrangements are reasonably likely to have a material impact on our financial results, we will include in our disclosures accordingly.

Certain Relationships and Related Party Transactions
Transactions with Our Directors, Executive Officers and 5% Holders
Other, page 99

10.	Please file the transition services agreement as an exhibit to the registration statement or tell us why it is not required. Refer to Item 601(b)(10) of Regulation S-K.

The Company does not believe that pursuant to Item 601(b)(10) of Regulation S-K the transition services agreement is required to be filed as it is immaterial both in amount and significance.

Principal Stockholders, page 101

11.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Gruner + Jahr GmbH.

The Company has revised the footnote disclosure to indicate the natural person that exercises voting and dispositive control.

Description of Capital Stock
Forum Selection Clause, page 106

12.	Please revise to clarify whether this forum selection provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also revise your prospectus in this section and in the risk factor section to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

The Company has revised the disclosure to indicate that the exclusive forum provision will not apply to actions arising under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 8

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1. Organization, Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

13.	You disclose that in general, you act as a principal on behalf of your marketers and revenue is recognized gross of any distribution costs that you remit to the media owners. In these cases, explain why you control the advertising inventory and how you determined that you have the ability to monetize and direct the use of the advertising inventory before it is transferred to marketers. In this respect, please provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.

The Company has provided supplementally for the Staff’s review its analysis of its principal versus agent considerations. The analysis is furnished supplementally and confidential treatment has been requested with respect to the discussion given its commercially sensitive nature.

14.	We note that revenue is recognized on gross basis in certain arrangements and on a net basis in other revenue arrangements where you are the agent and do not control the advertising inventory before it is transferred to your marketers. Please help us better understand the differences in those arrangements that are recognized on a gross and net basis. Tell us the amount of revenues recognized on a gross and net basis.

For the year ended December 31, 2020, approximately 99% of the Company’s revenue was recognized on a gross basis. The Company has provided for the Staff’s review its analysis of its principal versus agent considerations supplementally.

15.	We note that advertisers can choose to buy directly from Outbrain Amplify or programmatically via the DSP of their choice. We also note that you generated over 66% of your revenue on mobile platforms in 2020. Please tell us your consideration of disaggregating your revenue by sales channel. We refer you to ASC 606-10-55-91. In addition, tell us your consideration of separately discussing and analyzing the underlying trends by sales channel within your MD&A discussions.

Amplify vs. DSP (Programmatic)

The Company’s offerings are designed to provide advertisers with the ability to serve native ads, targeted at users most likely to engage with those ads on quality digital media properties. Advertisers choose to invest their advertising budgets with the Company in order to optimize their spend toward engagement and ROAS. The Company’s services seek to optimize advertiser’s spending regardless of the sales channel.

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 9

The Company does not believe there is a significant difference in how economic factors impact the nature, timing, amount or uncertainty with respect to revenue or cash flows between Amplify and programmatic offerings. Further, the Company does not believe there is a significant difference in the customer type or the customer objectives relating to advertising campaigns run through Outbrain Amplify or programmatically.

Further, the Company’s Amplify and programmatic ads are served within the same dedicated space on media partners’ digital properties and the Company’s agreements with its media partners provide that the Company will share a percentage of revenue or guarantee a minimum amount regardless of whether those revenues are earned through Amplify or programmatic ads.

With respect to Amplify versus programmatic, the Company does not disclose the amount of revenue spent on Amplify versus programmatic, given the factors noted above, and as that information is not regularly reviewed by the management team to evaluate the business or to make resource allocation decisions and the Company does not believe the information is meaningful to users of the financial statements in understanding the results of operations.

Mobile vs. Desktop

The Company chose to disclose that a majority of its revenue was generated on mobile platforms to highlight that its service and technology, including Smartfeed, are highly effective on mobile platforms given recent trends related to the increased use of mobile devices.

Advertisers are seeking user engagement and advertiser budgets will be deployed in whatever channel users consume content. The Company develops products for every channel, but where content is consumed is determined by users. An advertiser may choose to target engagements with users based on a variety of traits, including but not limited to mobile or desktop platforms. An advertiser may also set an overall budget, which is not aimed to target a particular type of device. The amount of traffic acquisition costs the Company pays to media partners are not materially impacted by whether the Amplify and/or programmatic ads are displayed on a desktop, mobile device, web/application or tablet website/application.

Based on the above factors, the Company does not believe that disaggregation of revenue by sales channel is appropriate.

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 10

Cost of Revenue, page F-12

16.	Please explain how you account the guaranteed minimum rate of payment from you in exchange for guaranteed placement of your promoted recommendations on specified portions of the media owners online properties.

The Company’s agreements with media partners in its Engage network provide that the Company pays the media partners an agreed-upon percentage of revenues recognized for ads displayed on the media partner’s websites or mobile properties (the contractual revenue share). In certain cases, the Company pays media partners the greater of the contractual revenue share or a minimum guarantee, which is generally determined based on a formula derived from qualified page views delivered by media partners in the reporting period. If the contractual revenue share for a period is less than the minimum guarantee, the Company will accrue traffic acquisition costs based on the calculated minimum guarantee for that period.

17.	Explain whether your revenue generated from mobile platforms has a different gross margin from revenue generated on other platforms such as desktops and laptops. Tell us whether the cost-per-click or cost per impression depends of the device mix.

The Company manages its gross margins by media partners and does not track or manage the profitability of its business based on device mix. In fact, device mix by media partners can vary based on the respective user behaviors. Further, the cost-per-click or cost per impression is determined by the advertiser and may be increased or decreased based on the advertiser’s desired level of engagement on the platform. An advertiser may choose to target engagements with users based on a variety of traits, including, but not limited to, mobile or desktop platforms, or both.

18.	Please clarify your disclosures that indicate traffic acquisition costs also include amounts payable to other third-party media owners outside of Outbrain’s network.

The disclosures have been revised on page F-28 to state that traffic acquisition costs also include amounts payable to programmatic supply partners.

Note 11. Income (Loss) per Share, page F-28

19.	You disclose that as of December 31, 2020 and 2019, you have not recorded any stock-based compensation related to your stock option awards, RSAs, RSUs and SARs that vest upon the satisfaction of a performance condition because the performance condition is not probable of occurring until a qualifying liquidity event (qualified IPO or change of control) has occurred. We further note that you issued warrants and the exercise period of the warrants is until the earlier of the closing of an IPO, the closing of a deemed liquidation event or the end of the warrant term. Please tell us your consideration of including the impact of such awards in your pro forma earnings per share computations.

A table has been added to page F-17 and to page F-46, but these tables have not been fully completed due to the fact the conversion of the preferred shares depends on the IPO pricing. This disclosure will be completed once the pricing has been determined. In our pro forma disclosures, we assumed the warrants to have been exercised upon an IPO. The Company also disclosed that if the qualifying liquidity event had occurred as of March 31, 2021 and December 31, 2020, it would have recorded $11.4 million and $9.9 million, respectively, in additional stock-based compensation related to its stock options, RSAs, RSUs and SARs that vest upon the satisfaction of a performance condition.

Mayer Brown LLP

Folake Ayoola
May 28, 2021
Page 11

General

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not used any written communications as defined in Rule 405 of the Securities Act in connection with discussions with potential investors. Should the Company use any such written communications, it will retain copies and furnish these supplementally to the Staff for review.

**************

We appreciate the Staff’s time and attention to the amended confidential submission. Should you have any questions concerning our responses to the comments, please call Phyllis Korff, at 212-506-2777, or me at 212-506-2275.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

Enclosures

cc: Elise Garafalo

David Goldschmidt

Veronica Gonzalez

David Kostman

Phyllis Korff

Jeremy Winter